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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                             Network Engines, Inc.
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                               (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  64121A 10 7
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                                 (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]   Rule 13d-1(b)

   [_]   Rule 13d-1(c)

   [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No. 64121A 10 7

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Egan-Managed Capital, L.P.
===============================================================================
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)......................................................................  X
(b)......................................................................
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3.  SEC Use Only.........................................................
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4.  Citizenship or Place of Organization ..................     United States

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 Number of Shares       5.  Sole Voting Power                     2,160,214(*)
 Beneficially           -------------------------------------------------------
 Owned by Each          6.  Shared Voting Power                         -0-
 Reporting Person       -------------------------------------------------------
 With:                  7.  Sole Dispositive Power                2,160,214(*)
                        -------------------------------------------------------
                        8.   Shared Dispositive Power                   -0-
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person  2,160,214(*)
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
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11.  Percent of Class Represented by Amount in Row (9) ................ 6.2%
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12.  Type of Reporting Person (See Instructions) ...................... PN

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                               Page2 of 11 pages
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CUSIP No. 64121A 10 7

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    EMC Partners, L.P.
===============================================================================
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)......................................................................  X
(b)......................................................................
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3.  SEC Use Only.........................................................
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4.  Citizenship or Place of Organization ..................     United States

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 Number of Shares       5.  Sole Voting Power                     2,160,214
 Beneficially           -------------------------------------------------------
 Owned by Each          6.  Shared Voting Power                         -0-
 Reporting Person       -------------------------------------------------------
 With:                  7.  Sole Dispositive Power                2,160,214
                        -------------------------------------------------------
                        8.   Shared Dispositive Power                   -0-
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person  2,160,214
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
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11.  Percent of Class Represented by Amount in Row (9) ................ 6.2%
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12.  Type of Reporting Person (See Instructions) ...................... PN

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                               Page3 of 11 pages
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CUSIP No. 64121A 10 7

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Michael H. Shanahan
===============================================================================
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)......................................................................  X
(b)......................................................................
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3.  SEC Use Only.........................................................
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4.  Citizenship or Place of Organization ..................     United States

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 Number of Shares       5.  Sole Voting Power                     38,115(**)
 Beneficially           -------------------------------------------------------
 Owned by Each          6.  Shared Voting Power                   2,160,214
 Reporting Person       -------------------------------------------------------
 With:                  7.  Sole Dispositive Power                 38,115(**)
                        -------------------------------------------------------
                        8.   Shared Dispositive Power             2,160,214
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person 2,185,829(**)
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
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11.  Percent of Class Represented by Amount in Row (9) ................ 6.3%
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12.  Type of Reporting Person (See Instructions) ...................... IN

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                               Page4 of 11 pages
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    EMC Partners Management LLC
===============================================================================
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)......................................................................  X
(b)......................................................................
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3.  SEC Use Only.........................................................
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4.  Citizenship or Place of Organization ..................     United States

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 Number of Shares       5.  Sole Voting Power                           -0-
 Beneficially           -------------------------------------------------------
 Owned by Each          6.  Shared Voting Power                     -2,160,214-
 Reporting Person       -------------------------------------------------------
 With:                  7.  Sole Dispositive Power                      -0-
                        -------------------------------------------------------
                        8.   Shared Dispositive Power               -2,160,214-
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person    -2,160,214-
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
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11.  Percent of Class Represented by Amount in Row (9) ................ 6.2%
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12.  Type of Reporting Person (See Instructions) ...................... CO

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                               Page5 of 11 pages
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    John R. Egan
===============================================================================
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)......................................................................  X
(b)......................................................................
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3.  SEC Use Only.........................................................
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4.  Citizenship or Place of Organization ..................     United States

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 Number of Shares       5.  Sole Voting Power                           -0-
 Beneficially           -------------------------------------------------------
 Owned by Each          6.  Shared Voting Power                -2,172,309(***)
 Reporting Person       -------------------------------------------------------
 With:                  7.  Sole Dispositive Power                      -0-
                        -------------------------------------------------------
                        8.   Shared Dispositive Power          -2,172,309(***)-
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person        -0-
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
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11.  Percent of Class Represented by Amount in Row (9) ................ 6.2%
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12.  Type of Reporting Person (See Instructions) ...................... IN

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                               Page6 of 11 pages
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Item 1(a)      Name of Issuer:
---------

               Network Engines, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------
               25 Dan Road
               Canton, MA  02021

Item 2(a)      Name of Person Filing:
---------

               Egan-Managed Capital, L.P. ("EMC"); EMC Partners, L.P. ("EMCLP"), the general partner of EMC; Michael H. Shanahan, a general partner of EMCLP; Egan Partners Management, LLC ("EPMLLC"), a general partner of EMCLP; and John R. Egan, the managing member of EPMLLC.

Item 2(b)      Address of Principal Business Office or, if none, Residence:
---------

               The address of the reporting person is:
               Thirty Federal Street
               Boston, Massachusetts  02110

Item 2(c)      Citizenship:
---------

               EMC is a limited partnership organized under the laws of the State of Delaware.
               EMCLP is a limited partnership organized under the laws of the State of Delaware.
               EPMLLC is a limited liability company organized under the laws of the State of Delaware.
               Each of Mr. Shanahan and Mr. Egan is a citizen of the United States.

Item 2(d)      Title of Class of Securities:
---------

               Common Stock, par value $.01 per share (the "Common Stock").

Item 2(e)      CUSIP Number:
---------

               64121A 10 7

Item 3         Description of Person Filing:
------

               Not applicable.

Item 4         Ownership/1/:
------

               (a)  Amount Beneficially Owned:
                    -------------------------

                    EMC is the record holder of 2,147,714 shares of Common Stock and is the beneficial owner of 12,500 shares held of record by Mr. Shanahan. EMCLP, as the general partner of EMC, may be deemed to beneficially own the 2,160,214 shares of Common Stock held of record by EMC. Mr. Shanahan is the record
---------------------------
/1/  As of December 31, 2000.

                               Page7 of 11 pages
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                    holder of 38,115 shares of Common Stock and, as general
                    partner of EMCLP, may be deemed to beneficially own the 2,160,214 shares of Common Stock held of record by EMCLP. EPMLLC, as a general partner of EMCLP, may be deemed to beneficially own the 2,160,214 shares of Common Stock beneficially owned by EMCLP. Mr. Egan, as the trustee of the John R. Egan Dynasty Trust, is beneficial owner of 12,095 shares of Common Stock held of record by that trust and, as the managing member of EPMLLC, may be deemed to beneficially own the shares of Common Stock beneficially owned by EMCLLP.

                    The filing of this statement shall not be construed as an admission that the reporting person is, for the purpose of
                    Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered under this statement.

               (b)  Percent of Class:
                    ----------------

                    EMC:             6.2%
                    EMCLP:           6.2%
                    Mr. Shanahan:    6.3%
                    EPMLLC:          6.2%
                    Mr. Egan:        6.2%

               (c)  Number of Shares as to which the person has:
                    -------------------------------------------

                    (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                    EMC may be deemed to have sole power to vote and dispose of 2,147,714 shares of Common Stock. EMCLP, as general partner of EMC, may be deemed to have sole power to vote and dispose of 2,160,214 shares of Common Stock. Mr. Shanahan has the sole power to vote and dispose of 38,115 shares of Common Stock and, as general partner of EMCLP, may be deemed to have the sole power to vote and dispose the 2,160,214 shares of Common Stock beneficially owned by EMCLP. EPMLLC, as a general partner of EMCLP, may be deemed to have the sole power to vote and dispose the 2,160,214 shares of Common Stock beneficially owned by EMCLP. Mr. Egan, as trustee of the John R. Egan Dynasty Trust, shared power to vote and dispose 12,095 shares of Common Stock and, as the managing member of EPMLLC, may be deemed to have the sole power to vote and dispose of the 2,160,214 shares of Common Stock beneficially owned by EMCLLP.

Item 5         Ownership of Five Percent or Less of a Class:
------

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
------

               Not applicable.

Item 7         Identification and Classification of the Subsidiary Which
------         Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:
------

               Not applicable.

                               Page8 of 11 pages
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Item 9         Notice of Dissolution of Group:
------
               Not applicable.

Item 10        Certification:
-------
               Not applicable.

(*) Includes 12,500 shares of restricted Common Stock held by Mr. Shanahan which are subject to a contractual obligation to pay any sale proceeds to EMC.

(**)  Mr. Shanahan disclaims beneficial ownership of these shares.

(***) Includes 12,095 shares held of record by the John R. Egan Dynasty Trust, of which Mr. Egan is a trustee.

                               Page9 of 11 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2001

                    EGAN-MANAGED CAPITAL, L.P.

                    By:  EMC Partners, L.P.

                         By:  /s/ Michael H. Shanahan
                         ------------------------------
                         Michael H. Shanahan, general partner


                    EMC PARTNERS, L.P.


                         By: /s/ Michael H. Shanahan
                         -----------------------------
                         Michael H. Shanahan, general partner

                    /s/ Michael H. Shanahan
                    ----------------------------
                    Michael H. Shanahan


                    EGAN PARTNERS MANAGEMENT LLC

                    By:  /s/ John R. Egan
                    ------------------
                    John R. Egan, managing member


                    /s/ John R. Egan
                    ----------------
                    John R. Egan

                               Page10 of 11 pages
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                                                   Exhibit I
                                   AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Red Hat, Inc.

     EXECUTED as a sealed instrument this 14th day of February, 2001.

                    EGAN-MANAGED CAPITAL, L.P.

                    By:  EMC Partners, L.P.

                         By:  /s/ Michael H. Shanahan
                         ------------------------------
                         Michael H. Shanahan, general partner


                    EMC PARTNERS, L.P.


                         By: /s/ Michael H. Shanahan
                         -----------------------------
                         Michael H. Shanahan, general partner

                    /s/ Michael H. Shanahan
                    ----------------------------
                    Michael H. Shanahan


                    EGAN PARTNERS MANAGEMENT LLC

                    By:  /s/ John R. Egan
                    ----------------------------
                    John R. Egan, managing member


                    /s/ John R. Egan
                    ----------------
                    John R. Egan

                               Page11 of 11 pages